 Filed Pursuant to Rule 253(g)(2)

File No. 024-11263

RED OAK CAPITAL FUND V, LLC

SUPPLEMENT NO. 1 DATED MARCH 23, 2022

TO THE OFFERING CIRCULAR DATED SEPTEMBER 13, 2021

This document supplements, and should be read in conjunction with, the offering circular of Red Oak Capital Fund V, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated September 13, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 14, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose (i) the resignations of Jason Anderson and Joseph Elias as Managers and/or officers of Red Oak Holdings Management, LLC (“ROHM”), Red Oak Capital Holdings, LLC (“ROCH”), and Red Oak Capital GP, LLC (“ROGP”); (ii) the transfer of all equity interests Joseph Elias held in the ROHM and ROCH; (iii) the transfer of all equity interests in ROHM and certain equity interests in ROCH held by Jason Anderson; and (iv) the appointment of Paul Cleary as President and Chief Operating Officer (“COO”) of ROCH. In connection with the foregoing:

OFFERING CIRCULAR SUMMARY

                The Sub-Section entitled “Our Sponsor and Management” under the Section entitled “OFFERING CIRCULAR SUMMARY” is replaced in its entirety with the following:

                Our Sponsor and Management. On April 21, 2021, our company’s previous sponsor, Red Oak Capital Group, LLC (“ROCG”), completed an interest exchange (the “Exchange”) whereby our current sponsor, Red Oak Capital Holdings, LLC, acquired all of the equity interests in our Manager from ROCG (former 90% owner of our Manager) and Mr. Raymond Davis (former 10% owner of our Manager). As consideration in the Exchange, each of ROCG and Mr. Davis received non-voting equity interests in our Sponsor. Prior to the Exchange, ROCG was ROGP’s sole manager, and ROCG was managed by a board of managers appointed by Mr. Kevin Kennedy and Mr. Joseph Elias, the sole equity holders in ROCG. Our Sponsor’s sole manager is Red Oak Holdings Management, LLC (“ROHM”), and ROHM also holds all of the voting equity in our Sponsor. As a result of the Exchange, Messrs. Kennedy and Elias no longer have sole control of our company via their voting interests in ROCG.

                On March 14, 2022, ROCG distributed in kind it interests in the Sponsor and ROHM to Messrs. Kennedy and Elias. Mr. Elias then sold all his equity interests in ROHM and the Sponsor to White Oak Capital Holdings, LLC, a Michigan limited liability company (“White Oak”) and resigned as a manager and member of the board of managers of ROHM, effective March 14, 2022, and resigned from any and all officer positions the held in ROHM, the Sponsor, and the Manager, effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, by and among Mr. Elias, ROHM, ROCH, and Red Oak Capital Participation Fund GP, LLC (“Elias’s Transition Services Agreement”). Likewise, on March 14, 2022, Mr. Anderson sold all his equity interests in ROHM and certain Class H-1 Units in the Sponsor to White Oak and resigned as a manager and member of the board of managers of ROHM, effective March 14, 2022, and resigned from any and all officer positions the held in ROHM, the Sponsor, and the Manager, effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, by and among Mr. Anderson, ROHM, ROCH, and Red Oak Capital Participation Fund GP, LLC (“Anderson’s Transition Services Agreement”). Mr. Anderson still owns Class H-1 Units in the Sponsor, pending the transfer of such remaining equity interest on August 15, 2022, and he has designated White Oak as his proxy in the Sponsor.

                 ROHM’s board of managers is currently comprised of Gary Bechtel, Kevin Kennedy, and Raymond Davis. The ROHM board members and White Oak also collectively own all of the voting equity in ROHM and have the exclusive right to vote in the election of the ROHM board members. See “Board of Managers and Executive Officers” in this offering circular for more information about the current executive officers of ROHM.

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RISK FACTORS

In the Sub-Section entitled “Risks Related to Our Corporate Structure” under the Section entitled “RISK FACTORS,” the sentence in the third paragraph of this Sub-Section listing the members of the board of managers of ROHM is hereby amended to remove the names of Mr. Jason Anderson and Mr. Joseph Elias, so that it now reads as follows:

Specifically, our Sponsor is controlled by ROHM, which is controlled by its board of managers consisting of Mr. Gary Bechtel, Mr. Kevin Kennedy, and Mr. Raymond Davis, and as a result, they are able to exert significant control over our operations.

GENERAL INFORMATION AS TO OUR COMPANY

                The Sub-Section entitled “Our Sponsor and Management” under the Section entitled “GENERAL INFORMATION AS TO OUR COMPANY” is replaced in its entirety with the following:

Our Sponsor and Management

                On April 21, 2021, our company’s previous sponsor, Red Oak Capital Group, LLC (“ROCG”), completed an interest exchange (the “Exchange”) whereby our current sponsor, Red Oak Capital Holdings, LLC, acquired all of the equity interests in our Manager from ROCG (former 90% owner of our Manager) and Mr. Raymond Davis (former 10% owner of our Manager). As consideration in the Exchange, each of ROCG and Mr. Davis received non-voting equity interests in our Sponsor. Prior to the Exchange, ROCG was ROGP’s sole manager, and ROCG was managed by a board of managers appointed by Mr. Kevin Kennedy and Mr. Joseph Elias, the sole equity holders in ROCG. Our Sponsor’s sole manager is ROHM, and ROHM also holds all of the voting equity in our Sponsor. As a result of the Exchange, Messrs. Kennedy and Elias no longer have sole control of our company via their voting interests in ROCG.

                On March 14, 2022, ROCG distributed in kind it interests in the Sponsor and ROHM to Messrs. Kennedy and Elias. Mr. Elias then sold all his equity interests in ROHM and the Sponsor to White Oak and resigned as a manager and member of the board of managers of ROHM, effective March 14, 2022, and resigned from any and all officer positions the held in ROHM, the Sponsor, and the Manager, effective immediately upon the termination of Elias’s Transition Services Agreement. Likewise, on March 14, 2022, Mr. Anderson sold all his equity interests in ROHM and certain Class H-1 Units in the Sponsor to White Oak and resigned as a manager and member of the board of managers of ROHM, effective March 14, 2022, and resigned from any and all officer positions the held in ROHM, the Sponsor, and the Manager, effective immediately upon the termination of Anderson’s Transition Services Agreement. Mr. Anderson still owns Class H-1 Units in the Sponsor, pending the transfer of such remaining equity interest on August 15, 2022, and he has designated White Oak as his proxy in the Sponsor.

                 ROHM’s board of managers is currently comprised of Gary Bechtel, Kevin Kennedy, and Raymond Davis. The ROHM board members and White Oak also collectively own all of the voting equity in ROHM and have the exclusive right to vote in the election of the ROHM board members. See “Board of Managers and Executive Officers” in this offering circular for more information about the current executive officers of ROHM.

                Our Sponsor is a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, origination, processing, underwriting, operational management, and servicing of commercial real estate debt instruments. Combined, this incorporates over 50 years of experience in commercial loan originations, lending and analyses, regulatory compliance, and real estate portfolio management. Our Sponsor has significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                The Section entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is replaced in its entirety with the following:

Security Ownership of Certain Beneficial Owners (10% or more)

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class

LLC Interests	Kevin Kennedy*	N/A	20.00%

LLC Interests	Gary Bechtel*	N/A	20.00%

LLC Interests	Raymond Davis*	N/A	20.00%

LLC Interests	White Oak Capital** Holdings, LLC	N/A	40.00%

LLC Interests	All Executives and Managers*	N/A	60.00%

*625 Kenmoor Avenue SE, Suite 200, Grand Rapids, Michigan 49546

**121 West Long Lake Road, Suite 300 Bloomfield Hills, MI 48304

BOARD OF MANAGERS AND EXECUTIVE OFFICERS

                In the Section entitled “BOARD OF MANAGERS AND EXECUTIVE OFFICERS,” the table displaying the board of managers and executive officers of ROHM and its corresponding footnotes is hereby replaced in its entirety with the following:

Name	Age	Position with our Sponsor	Manager/Officer Since

Gary Bechtel	63	Chief Executive Officer*	August 2020
Jason Anderson	36	Chief Financial Officer (outgoing)	March 2020
Joseph Elias	42	Chief Operating Officer (outgoing)	March 2020
Kevin P. Kennedy	55	Chief Sales and Distribution Officer*	March 2020
Raymond Davis	54	Chief Business Development Officer*	March 2020
Paul Cleary		President and Chief Operating Officer** (incoming)	March 2022

* Member of the board of managers of ROHM, which controls our Sponsor, which controls our company through our Manager.

** On March 17, 2022, ROHM announced the appointment of Paul Cleary as President of the Sponsor, effective immediately, and Chief Operating Officer (“COO”) of the Sponsor, effective immediately upon the termination of Joseph Elias as COO of the Sponsor, whose termination shall be effective immediately upon the termination of Elias’s Transition Services Agreement.

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                In the Sub-Section entitled “Executive Officers and Managers” under the Section entitled “BOARD OF MANAGERS AND EXECUTIVE OFFICERS,” the following paragraph is hereby added:

Paul Cleary is the President and incoming Chief Operating Officer of our Sponsor. Paul is responsible for the day-to-day operations of the company and works closely with Chief Executive Officer to oversee and manage a variety of functions of the company. Paul previously served in multiple executive roles, including as Chief Operating Officer for Money360; Executive Vice President, Loan Production for Cherrywood Commercial Lending, LLC; Senior Vice President, Commercial Real Estate Lending for Kinecta Federal Credit Union; and Senior Vice President, Operations and Credit for Impac Commercial Capital Corporation. Paul holds a J.D. from University of San Diego School of Law and an MBA from University of California, Irvine. He attended the University of California, Santa Barbara as an undergraduate, obtaining a B.A. in Political Science.

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